January 30, 2015

Mr. T. Scott Worthington, Chief Financial Officer
and
Mr. Glenn Bowman, Audit Committee Chairman
Sphere 3D Corporation
240 Matheson Blvd. E.
Mississauga, ON L4Z 1X1

Dear Mr. Worthington and Mr. Bowman:

Re:	Sphere 3D Corporation (the “Company”)

At the request of the Company, we hereby tender our resignation as auditors of the Company effective immediately. We will proceed with the 2013 US GAAP engagement as per your request.

COLLINS BARROW TORONTO LLP

Licensed Public Accountants
Chartered Accountants